EXHIBIT 99.1

INDEPENDENT AUDITORS' REPORT

Reports of Independent Certified Public Accountants.................................................F-2

Consolidated Balance Sheet as of December 31, 2003..................................................F-4

Consolidated Statements of Operations for Years Ended December 31, 2003 and 2002....................F-6

Consolidated Statements of Stockholders' Deficiency for Years Ended December 31, 2003 and 2002......F-7

Consolidated Statements of Cash Flows for Years Ended December 31, 2003 and 2002....................F-8

Notes to Consolidated Financial Statements..........................................................F-9

                          INDEPENDENT AUDITORS' REPORT

To the Audit Committee of the Board of Directors of Simtrol, Inc.
Norcross, GA:

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtrol, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a working capital deficit of approximately $2,055,000 and has suffered recurring losses from operations and net operating cash outflows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Marcum & Kliegman LLP

February 20, 2004, except for the last paragraph of Note 11, which is March 29, 2004
New York, New York

               Report of Independent Certified Public Accountants


To the Board of Directors and Stockholders of Simtrol, Inc.

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002 and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simtrol, Inc. and subsidiaries as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced a net loss of $2,289,787 for the year ended December 31, 2002. Additionally, the Company's current liabilities exceeded its current assets by $2,787,219 and the Company had a stockholders' deficit of $2,415,906 at December 31, 2002. These factors, amongst others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ GRANT THORNTON LLP

Atlanta, Georgia
May 16, 2003

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2003


                                 ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                           $  3,998
    Accounts receivable, less allowance for doubtful accounts
      of $131,644                                                         49,542
                                                                        --------

           Total Current Assets                                           53,540
                                                                        --------

PROPERTY AND EQUIPMENT, net                                               78,166
                                                                        --------

OTHER ASSETS
    Software development costs, net                                       69,406
    Other assets                                                          28,187
                                                                        --------

                                                                          97,593
                                                                        --------

TOTAL ASSETS                                                            $229,299
                                                                        ========


The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2003



LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Current portion of long-term debt                              $    168,393
    Convertible debt ($400,000 related parties)                         420,000
    Accounts payable                                                    924,850
    Accrued expenses                                                    571,471
    Deferred revenue                                                     24,148
                                                                   ------------

           Total Current Liabilities                                  2,108,862
                                                                   ------------

Long-term debt, less current portion                                     59,792
                                                                   ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY
    Preferred stock, $.00025 par value; authorized
      800,000 shares, none issued and outstanding                            --
    Common stock, authorized 40,000,000 shares of
      $.001 par value; issued and outstanding
      23,341,184 shares                                                  23,341
    Additional paid-in capital                                       59,688,685
    Accumulated deficit                                             (61,651,381)
                                                                   ------------

            Total Stockholders' Deficiency                           (1,939,355)
                                                                   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                     $    229,299
                                                                   ============

The accompanying notes are an integral part of these consolidated financial statements

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2003 and 2002


                                                     2003              2002
                                                 ------------      ------------
Revenues:
  Software licenses                              $    195,278      $    363,652
  Service                                             309,603           930,363
                                                 ------------      ------------

      Total revenues                                  504,881         1,294,015
                                                 ------------      ------------

Cost of revenues
  Software licenses                                   290,142           390,713
  Service                                              73,371           474,388
                                                 ------------      ------------
      Total cost of revenues                          363,513           865,101
  Inventory obsolescence charge                            --           296,953
                                                 ------------      ------------
      Gross profit                                    141,368           131,961
                                                 ------------      ------------

Operating expenses
    Selling, general and administrative               647,984         1,584,178
    Research and development                          419,361           428,810
                                                 ------------      ------------

   Total operating expenses                         1,067,345         2,012,988
                                                 ------------      ------------

        Loss from operations                         (925,977)       (1,881,027)
                                                 ------------      ------------

Other expenses
  Other expense, primarily finance charges           (287,798)         (557,675)
  Debt conversion expense                            (431,599)               --
                                                 ------------      ------------
Total other expenses                                 (719,397)         (557,675)

        Loss before extraordinary gain             (1,645,374)       (2,438,702)

Extraordinary gain on debt extinguishments                 --           148,915
                                                 ------------      ------------

        Net loss                                 $ (1,645,374)     $ (2,289,787)
                                                 ============      ============

Net loss per common share:
    Loss before extraordinary gains              $      (0.08)     $      (0.15)
    Gain on extinguishments of debt                      0.00              0.01
                                                 ------------      ------------

Net loss per common share-basic and diluted      $      (0.08)     $      (0.14)
                                                 ============      ============

Weighted average shares outstanding                21,653,664        16,110,577
                                                 ============      ============


The accompanying notes are an integral part of these consolidated financial statements

                         SIMTROL, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                 For the years ended December 31, 2003 and 2002

                                    -----------------------------
                                              Common stock
                                    -----------------------------       Additional
                                    Number of                            Paid-in        Accumulated
                                      Shares          Par value          capital          deficit            Total
                                   ------------      ------------      ------------     ------------      ------------
Balance, January 1, 2002             15,238,703      $     15,239      $ 56,937,425     $(57,716,220)     $   (763,556)

Net Loss for the period                                                                   (2,289,787)       (2,289,787)
Exercise of Warrants                      3,751                 4             2,434                              2,438
Warrants issued and Beneficial
  Conversion Feature                                                        304,599                            304,599
Issuance of common stock in
  Private Placements, net             1,918,667             1,918           323,482                            325,400
Conversion of Convertible Debt           21,832                22             4,978                              5,000
                                   ------------      ------------      ------------     ------------      ------------
Balance, December 31, 2002           17,182,953            17,183        57,572,918      (60,006,007)       (2,415,906)

Net Loss for the period                                                                   (1,645,374)       (1,645,374)
Beneficial Conversion Feature
  of convertible debt                                                       229,284                            229,284
Debt conversion expense                                                     431,599                            431,599
Additional warrant value as a
  result of lowering exercise
  price to $0.24 per share                                                   58,460                             58,460
Issuance of common stock in
  Private Placements, net             2,825,727             2,826           600,874                            603,700
Conversion of Convertible Debt        3,332,504             3,332           795,550                            798,882
                                   ------------      ------------      ------------     ------------      ------------
Balance, December 31, 2003           23,341,184      $     23,341      $ 59,688,685     $(61,651,381)     $ (1,939,355)
                                   ============      ============      ============     ============      ============


The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2003 and 2002

                                                                                       2003              2002
                                                                                    -----------      -----------
Cash flows from operating activities:
    Net loss                                                                        $(1,645,374)     $(2,289,787)
    Adjustments to reconcile net loss to net cash used in operating activities:
        Loss in decline of market value of investments                                       --           10,853
        Inventory obsolescence charge                                                        --          296,593
        Loss on disposal of equipment                                                        --           12,931
        Depreciation and amortization                                                   346,917          424,632
         Interest expense-Deferred Financing Costs                                       58,460          305,171
         Interest Expense-Non-cash beneficial conversion feature
         of                                                                             229,284           64,993
         convertible debt
        Debt extinguishments                                                                 --         (148,915)
        Debt conversion expense                                                         431,599               --
        Changes in operating assets and liabilities:
         Accounts receivable                                                             15,956          309,849
         Inventories                                                                         --           59,886
         Prepaid expenses and other current assets                                       39,170          (24,152)
         Accounts payable                                                               (39,689)         (51,891)
         Accrued expenses                                                               139,480          105,214
         Deferred revenue                                                              (173,268)        (390,167)
                                                                                    -----------      -----------
           Net cash used in operating activities                                       (597,465)      (1,314,790)
                                                                                    -----------      -----------

Cash flows from investing activities:
    Purchases of property and equipment                                                      --          (21,318)
                                                                                    -----------      -----------

Cash flows from financing activities:
    Net (payments) on notes payable and short term credit facilities                    (16,544)         (52,352)
    Net borrowings on notes payable and short-term credit facilities                         --          229,165
    Proceeds from convertible debt                                                       30,000          760,000
    Proceeds from exercise of stock options and warrants                                     --            2,438
    Net proceeds from stock issuances                                                   603,700          325,400
    Deferred offering costs paid                                                        (17,000)              --
                                                                                    -----------      -----------
           Net cash provided by financing activities                                    600,156        1,264,651

Increase (decrease) in cash and cash equivalents                                          2,691          (71,457)

Cash and cash equivalents, beginning of the period                                        1,307           72,764
                                                                                    -----------      -----------

Cash and cash equivalents, end of the period                                        $     3,998      $     1,307
                                                                                    ===========      ===========
Supplementary disclosure:
    Interest paid                                                                   $        --      $        --
                                                                                    ===========      ===========
    Income taxes paid                                                               $        --      $        --
                                                                                    ===========      ===========

Supplemental schedule of non cash investing and financing activities: Non cash investing and financing activities:
        Conversion of debt and accrued interest to common stock                     $   798,882      $     5,000
                                                                                    ===========      ===========
        Issuance of stock warrants                                                  $        --      $   239,607
                                                                                    ===========      ===========
        Beneficial conversion feature of convertible debt                           $        --      $    64,993
                                                                                    ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

                         SIMTROL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software based audiovisual control systems and videoconferencing products that operate on PC platforms.


NOTE 2 - GOING CONCERN UNCERTAINTY

As of December 31, 2003, the Company had cash and cash equivalents of $3,998. The Company does not have sufficient funds for the next twelve (12) months and has relied on periodic investments in the form of common stock and convertible debt by certain of its existing stockholders since the fourth quarter of 2001. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations including payroll and other operating expenses and the continued development and deployment of its Ongoer product line. See Note 11 for description of convertible debt financing totaling $575,000 received on February 4, 2004. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its Ongoer product line, to generate positive cash flows or raise sufficient capital essential to its survival. To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.


NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Loss Per Share

Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The Company's outstanding stock options and warrants of 4,410,213 and 4,124,463 for 2003 and 2002 and 1,750,000 shares of common stock to be issued upon the conversion of $420,000 of convertible debt and accrued interest at December 31, 2003 and 5,045,225 shares of common stock to be issued upon the conversion of $1,155,000 of convertible debt and accrued interest at December 31, 2002, are not reflected in diluted earnings per share because their effects would be anti-dilutive. Accordingly, basic and diluted earnings per share are identical. Please see Note 11 for additional convertible debt issued subsequent to December 31, 2003, that if converted would also be included in dilutive earnings per share calculations.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


Stock Based Compensation

Stock Option Plan and Warrants

The Company's board of directors and stockholders have approved stock option plans that cover up to 3,140,250 shares of common stock. The plan provides for the expiration of options ten years from the date of grant and requires the exercise price of the options granted to be at least equal to 100% of market value on the date granted.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company continues to follow the pro-forma disclosures for stock-based compensation as permitted in SFAS 123. The following table illustrates the effect on net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

                                                               Year Ended
                                                              December 31,
                                                         2003             2002
                                                      -----------      -----------
Net loss as reported                                  ($1,645,374)     ($2,289,787)

Add: stock-based employee compensation expense
included in net loss                                           --               --
Less:  stock-based employee compensation expense
determined under fair value-based methods for all
awards                                                   (134,197)        (305,703)
                                                      -----------      -----------
Pro forma net loss                                    ($1,779,571)     ($2,595,490)
                                                      ===========      ===========


Net loss per share as reported-Basic and diluted      ($     0.08)     ($     0.14)
Pro forma net loss per share- Basic and diluted       ($     0.08)     ($     0.16)


Pro forma Information

The fair value for the fiscal 2003 and 2002 options issued was estimated at the date of grant using a Black-Scholes option-pricing using the following weighted-average assumptions.

Assumptions                                                    2003       2002
                                                             -------    --------
Risk-free rate                                                  4.00%      4.25%
Annual rate of dividends                                           0          0
Volatility                                                        86%        85%

Average life                                                 7 years    7 years

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

The following summarizes the stock option transactions for the years ended December 31, 2003 and 2002:


                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                        Options        Price
                                                      ============   ===========
Options outstanding at January 1, 2002                    919,331      $ 2.62
Granted                                                   340,000      $ 0.37
Exercised                                                      --          --
Terminated                                               (284,831)     $ 2.88
                                                       ==========
Options outstanding at December 31, 2002                  974,500      $ 1.76

Options outstanding at January 1, 2003                    974,500      $ 1.76
Granted                                                   405,000      $ 0.25
Exercised                                                      --          --
Terminated                                                 (4,250)     $ 0.23
                                                       ==========
Options outstanding at December 31, 2003                1,375,250      $ 1.32
                                                       ==========


At December 31, 2003, 1,765,000 options remain available for grant under the Company's 2002 Stock Option Plan.

The following table summarizes information about stock options outstanding at December 31, 2003:

                                     Options Outstanding                              Options Exercisable
                    -----------------------------------------------------       -----------------------------------
                                                 Weighted
                                                 Average         Weighted                                 Weighted
       Range of            Number               Remaining        Average             Number               Average
       Exercise        Outstanding at          Contractual       Exercise        Exercisable at           Exercise
       Price         December 31, 2003         Life (Years)       Price         December 31, 2003          Price
--------------------------------------------------------------------------------------------------------------------
    $0.20-$0.35             610,000                 8.89           $0.27              295,000              $0.31
    $0.47-$1.00             335,000                 6.96           $0.58              154,150              $0.69
    $1.12-$2.00             173,250                 6.40           $1.91              163,250              $1.91
    $2.50-$4.25             192,500                 6.52           $3.81              192,500              $3.81
  $4.75 - $5.50              56,750                 2.78           $5.13               56,750              $5.13
 $9.24 - $17.25               7,750                 2.42          $12.68                7,750             $12.68
                      -----------------                                         ----------------
                          1,375,250                 7.49           $1.32              869,400              $1.88
                      =================                                         ================


New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51. FIN 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. However, in December 2003, FASB deferred the latest date by which all public entities, which meet the definition of small business issuer under SEC Regulation S-B, must apply FIN 46 to the first interim or annual reporting period ended after December 15, 2004. The effect of the adoption of this new accounting pronouncement is not expected to have a significant impact on the Company financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company implemented this standard effective January 1, 2003 with no material impact to the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which is effective for contracts entered into or modified after June 30, 2003. SFAS 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The effect of the adoption of this new accounting pronouncement on Company's financial statements has not been significant.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The adoption of SFAS 150 did not have a material effect on the Company's financial statements.

Revenue Recognition

Revenue consists of the sale of PC-based device control software licenses (Ongoer) and maintenance revenue on the Company's older videoconferencing systems (Omega). The Company recognizes revenue from Ongoer software sales upon shipment as the Company sells the product to audiovisual integrators. Revenue on Omega maintenance contracts is recognized over the term of the related contract resulting in $24,148 of deferred revenue at December 31, 2003.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of the probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the shorter of their estimated useful lives or lease terms, ranging from 3-10 years on a straight-line basis.

Software Development Costs

All software development costs are charged to expense as incurred until technological feasibility has been established for the product. Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. Accumulated amortization of software development costs was $2,138,664 and $1,861,040 at December 31, 2003 and 2002, respectively. Amortization expense charged to cost of revenues was $277,624 for both fiscal 2003 and 2002. The Company did not capitalize any software development costs during either period.

Investments

The investment in equity securities consisted of 57,122 shares of PentaStar Communications, Inc. common stock, received in conjunction with the Company's sale of Eastern Telecom Inc. The investment in equity securities was accounted for as available-for-sale and was stated at fair market value with unrealized gains and losses on this investment included in the stockholders' deficiency section of the balance sheet. On April 1, 2002, PentaStar was placed into receivership. As a result, at March 31, 2002, the Company wrote off the remainder of the investment balance of $10,853, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as management determined that the decline in the market value of this investment represented an impairment that was other than temporary.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2003, the Company has net operating loss carryforwards of approximately $42,700,000, which expire through 2023. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2003, the deferred tax asset of approximately $17,068,000 has been offset by a valuation allowance of $17,068,000.

Fair Value of Financial Instruments

Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values as of each balance sheet date given the relatively short maturity of each of these instruments. The fair value of the Company's debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


Debt Extinguishment

Extraordinary gains in the amount of $148,915 for the year ended December 31, 2002 were recorded as a result of debt extinguishments of $84,350 related to the Company's inactive subsidiary, Integrated Network Services, Inc. (INS), and a $64,565 reduction of accounts payable to Glovicom, N.V., resulting from the exchange of the Company's warrant to purchase 19% of Glovicom for this amount.

Note and Lease Payable

The Company signed a promissory note on July 31, 2002 to AMB Property, L.P., owner of the Company's former and current office space, in the amount of $229,165, for all unpaid rent through August 31, 2002 at the former headquarters. On that date, the Company signed a 36-month lease to occupy approximately 6,400 square feet of office space owned by AMB in Norcross, Georgia, beginning September 1, 2002. In September 2002, the principal amount of the note was reduced to $215,246 to reflect the return of the Company's deposit on its old office space. The note has an interest rate of 12% and requires monthly principal only payments beginning November 1, 2002. No payments were made on the note as of December 31, 2003. The lender has not declared the note in default at December 31, 2003. The promissory note has a cross default provision to the lease on the new office space such that a default on the note would represent a default on the lease as well.

A schedule of the maturities of the note and lease payable are as follows:

Year Ending

2004 ............................................... $    168,393
2005 ...............................................       59,792
                                                     ------------
 Total ............................................. $    228,185
                                                     ============

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include management's judgments associated with: the application of the percentage of completion method to the recognition of revenue, determination of an allowance for doubtful accounts receivable, deferred income tax valuation allowance and the capitalization, depreciation and amortization of certain long-term assets (primarily software development costs and customer lists). Actual results could differ from those estimates.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2003:

          Machinery and equipment                            $ 340,631
          Furniture and fixtures                                39,150
          Leasehold improvements                                21,318
                                                             ---------
                                                               401,099

          Less accumulated depreciation and amortization      (322,933)
                                                             ---------
                                                             $  78,166
                                                             =========

Depreciation and amortization expense was $69,293 and $105,861 for the years ended December 31, 2003 and 2002, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations.


NOTE 5 - CONVERTIBLE DEBT

The Company issued $30,000 of convertible debt ("Debt") to two of its directors during the year ended December 31, 2003. The Debt accrued interest at prime plus 1%. The principal and interest amounts were converted into 128,421 shares ($0.24 per share) of restricted common stock on July 22, 2003.

The Company also issued an aggregate of $760,000 of convertible debt ("2002 Debt") to numerous private investors, including four members of the Board of Directors, at various times during the year ended December 31, 2002. The 2002 Debt accrued interest at prime rate plus 1% and was due on December 31, 2002. In conjunction with the issuance of the 2002 Debt, the Company issued 750,000 common stock purchase warrants to the holders of the 2002 Debt. The 2002 Debt was convertible immediately into restricted shares of common stock of the Company at prices originally ranging from $0.47 to $0.79 per share, which represented the market prices of the Company's traded common stock on the date of the issuances of the 2002 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately at prices originally ranging from $0.47 to $0.79 per share, the market price of the Company's traded common stock on the day the warrants were issued. Each warrant entitles the holder to purchase one share of the restricted common stock of the Company.

On December 31, 2002 the Company extended the due date of the 2002 Debt until January 31, 2003 and as an inducement to convert, the conversion price of the debt was adjusted to $0.24 per share and the warrants granted at the origination dates of the notes also had their exercise prices adjusted to $0.24. As a result, the Company recognized approximately $58,000 as finance charges over the remaining terms of the notes to reflect the lowering of the warrant exercise price at December 31, 2002. In January 2003, $735,000 of the 2002 debt plus accrued interest was converted into 3,204,083 shares of restricted common stock. Pursuant to SFAS No. 84, "Inducements to Convert Convertible Debt", a debt conversion expense of $431,599 was recorded to reflect the fair value of the additional shares that resulted from lowering the conversion price to $0.24.

In connection with the issuance of the 2002 Debt, $151,352 of the debt proceeds was allocated to the fair value of the warrants and $64,993 of the proceeds was allocated to beneficial conversion feature of the notes. These debt discounts were amortized as financing costs in the year ended December 31, 2002.

During 2001, the Company issued $400,000 of convertible debt to two stockholders ("2001 Debt"). The 2001 Debt accrues interest at prime rate plus 1%, was originally due February 7, 2002 and is collateralized by all of the assets of the Company. The 2001 Debt was originally convertible into shares of common stock of the Company at $0.49 per share. In conjunction with the issuance of the convertible debt, the Company issued 400,000 common stock purchase warrants to the holders of the 2001 Debt. The warrants, which expire at various dates in 2006, are exercisable immediately and entitle the holder to purchase one common share of the common stock of the Company at prices originally ranging from $0.46 to $0.53 per share. Also, the agreement called for the issuance of additional warrants to

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


the debt holders for each 60 day extension period on the debt as follows:
100,000 warrants to each debt holder for the first 60 day extension and 60,000 warrants to each debt holder at the date of each subsequent 60 day extension. On February 7, 2002, the debt holders granted a 60-day extension and as a result, the Company issued an additional 100,000 warrants, which entitle the debt holders to each purchase 100,000 shares of the Company's common stock at $0.49 per share. In conjunction with the issuance of 100,000 warrants to the stockholders on February 7, 2002, $88,254 was estimated as the fair value of the warrants and was expensed over the extended life of the note as the stockholders agreed to extend the due date of the loans until December 31, 2002 and no additional warrants were granted.

In connection with the issuance of the 2001 Debt, $120,977 of the debt proceeds was allocated to additional paid in capital to recognize the beneficial conversion feature of the debentures. This debt discount was amortized to financing costs over the term of the debt. For the year ended December 31, 2002, $65,564 was expensed as financing costs relating to the amortization of the beneficial conversion feature.

On December 31, 2002 the Company extended the due date of the 2001 Debt until January 31, 2003 and as an inducement to convert, the conversion price was reduced to $0.24 per share, however, no Debt was converted. On January 31, 2003, the Company extended the due date until December 31, 2003. At January 31, 2003 the Company recorded a beneficial conversion feature in the amount of $229,284, to reflect the fair value of the additional shares that may be issued from lowering the conversion price and was recorded as interest expense over the extended life of the 2001 Debt.


NOTE 6 - PRIVATE PLACEMENTS

During the three months ended March 31, 2003, the Company issued 594,167 shares of its common stock for gross proceeds of $142,600 ($0.24 per share), in a private placement of its stock to a limited number of accredited investors, including three members of the Company's Board. Offering costs were de minimis.

During the three months ended June 30, 2003 the Company issued 848,333 shares of its common stock for gross proceeds of $203,600 ($0.24 per share), in a private placement of its stock to a limited number of accredited investors, including three members of the Company's Board. Offering costs were de minimis.

During the three months ended September 30, 2003 the Company issued 653,916 shares of its common stock for gross proceeds of $105,000 in a private placement of its stock to a limited number of accredited investors, including three members of the Company's Board. The share prices ranged from $0.152 to $0.358 per share and were based on the average of the preceding five days closing prices prior to the purchases. Offering costs were de minimis.

During the three months ended December 31, 2003 the Company issued 729,308 shares of its common stock for gross proceeds of $152,500 in a private placement of its stock to a limited number of accredited investors, including three members of the Company's Board. The share prices ranged from $0.152 to $0.358 per share and were based on the average of the preceding five days closing prices prior to the purchases. Offering costs were de minimis.

Subsequent to December 31, 2003, the Company issued 26,042 shares of its common stock for gross proceeds of $5,000 in a private placement of its stock to a limited number of accredited investors, including two members of the Company's Board. The share prices ranged from $0.152 to $0.358 per share and were based on the average of the preceding five days closing prices prior to the purchases.

On August 5, 2002, the Company completed the sale of 1,627,000 shares of its common stock for aggregate gross proceeds of $325,400, in a private placement of its stock to a limited number of accredited investors, including Board members. The share price was $0.20 per share. Offering costs totaled approximately $70,000. The proceeds of the offering were used to fund current operational and overhead expenses of the Company during the year. Additionally, the Company issued 291,667 shares of restricted common stock in December 2002 to a limited number of accredited investors, including two directors of the Company. The share price was $0.24 and total proceeds were $70,000. The proceeds were used to fund current operational and overhead expenses of the Company during the year.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


NOTE 7 - STOCK WARRANTS

The Company has stock purchase warrants for 3,034,963 shares of common stock outstanding at December 31, 2003. A rollforward of the warrant totals for 2003 and 2002 is as follows:


                                                        2003            2002
                                                     ----------      ----------
       Warrants outstanding at beginning of year      3,149,963       2,198,714
       Granted                                               --         960,000
       Exercised                                             --          (3,751)
       Terminated                                      (115,000)         (5,000)
                                                     ----------      ----------
       Warrants outstanding at December 31            3,034,963       3,149,963
                                                     ==========      ==========


The range of exercise prices of the warrants was $0.22 to $1.00 and the weighted average exercise price was approximately $0.45 at December 31, 2003. The range of exercise prices of the warrants was $0.22 to $10.00 and the weighted average exercise price was approximately $0.52 at December 31, 2002.


NOTE 8- MAJOR CUSTOMERS

Revenue from five customers of $109,110, $89,922, $81,658, $55,140, and $35,034,
respectively, comprised approximately 73% of revenues for the year ended December 31, 2003. At December 31, 2003, related accounts receivable from these companies of $26,250 and $7,560, respectively, comprised 68% of accounts receivable.

Revenue from three customers of $315,034, $179,164, and $151,910, respectively, comprised approximately 50% of revenues for the year ended December 31, 2002.

Management believes that concentration of credit risk with respect to trade receivables is minimal due to the composition of the customer base. The Company's customers are primarily large national and multinational companies and agencies of the U.S. government. Allowances are maintained for potential credit losses, and such losses have been within management's expectations.


NOTE 9 - OPERATING LEASES

The Company leases office space and equipment under noncancellable operating leases expiring at various dates through 2007.

The following is a schedule of future minimum lease payments required under operating leases that have remaining initial or noncancellable lease terms as of December 31, 2003:


Year Ending
2004 ..................................................     73,334
2005 ..................................................     48,088
2006 ..................................................      9,338
2007...................................................      1,488
                                                         ---------
 Total ................................................  $ 132,248
                                                         =========


Rent expense for the years ended December 31, 2003 and 2002 was $29,823 and $198,622, respectively.

                         SIMTROL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2003 and 2002


NOTE 10- LITIGATION

In November 2000 the Company was named as a defendant in a lawsuit filed by the bankruptcy trustee of VSI Network Services, Inc., a subsidiary of the Company that filed for Chapter 7 bankruptcy in 1999. This lawsuit, filed in the Northern District of Georgia, Atlanta Division sought an accounting and recovery of alleged preferential transfers of funds. The lawsuit sought to recover approximately $740,000 in alleged preference payments from the Company. On September 24, 2001, this lawsuit was settled by agreeing to pay $32,000 to the bankruptcy trustee. This action has been dismissed and we completed payments to the trustee in 2002.

On May 1, 2003, Citibank (West), FSB, filed suit in San Diego Superior Court, North County Division, against one of our subsidiaries, Quality Software Associates, Inc., ("QSA"), and Mark Scovel, the individual from whom we acquired QSA in March 2001. CitiBank seeks to recover $8,000 of credit card indebtedness under a credit card held by QSA that was personally guaranteed by Mr. Scovel. On June 24, 2003, Mr. Scovel filed a cross-complaint against QSA and Simtrol, Inc. claiming that Simtrol had assumed the debt in connection with its acquisition of QSA. Mr. Scovel's complaint also seeks declaratory relief, seeking a judgement that QSA and Simtrol are also liable for several other QSA debts, in an aggregate amount of less than $50,000. Mr. Scovel also seeks attorneys' fees.

We have filed a cross-complaint against Mr. Scovel seeking damages of approximately $56,000 and alleging a breach of the representation and warranties relating to the collectibility of certain accounts receivables contained in the Merger Agreement under which we acquired QSA.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS

On February 4, 2004, the Company completed the sale of Convertible Notes ("the Notes") with principal balance of $575,000, in a private placement to a limited number of accredited investors ("Noteholders"), including one Board member. The interest rate of the Notes is 10% and the conversion price of the Notes is $0.20 per share for all principal and accrued interest. The due date of the Notes is August 4, 2004 and the notes are convertible to restricted common stock at any time before that date.

The Company also issued warrants to the Noteholders to purchase an aggregate of 2,875,000 shares of restricted common stock. Each warrant enables the holder to purchase the same number of shares as the holder would receive upon conversion of the Notes. In addition, Noteholders received warrants to purchase an aggregate of 5,750,000 shares of the Company's common stock. Each warrant entitles the holder to purchase two shares of common stock for each share the holder would receive upon conversion of the Notes, but the warrants may only be exercised in the event a holder actually elects to convert the Notes into the Company's common stock. The exercise price of the warrants is $0.20 per share of common stock.

Offering costs totaled approximately $96,000. The proceeds of the offering will be used to fund current operational and overhead expenses of the Company.

On March 29, 2004, the Company's Board of Directors approved and recommended for shareholder approval proposals for a one-for-ten reverse stock split of the Company's outstanding common stock and an amendment to the Company's 2002 Stock Option Plan to increase the number of shares of the Company's common stock that may be issued under the Plan from 2,500,000 shares currently to 7,500,000 shares. Both items are subject to shareholder approval at the next Annual Meeting of the Shareholders.